UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Corporate Registry (NIRE) 353.001.861-33

EXTRACT OF THE MINUTES OF THE 136th BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 1, 2009

1. DATE, TIME AND PLACE: On April 1, 2009, at 2:00 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14o andar, conjunto 1402, in the City and State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of the CPFL Energia’s Bylaws.

3. ATTENDANCE: The majority of the members of the Board of Directors (“Board”) and all the members of the Board of Executive Officers attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS MADE:

After the reading of the Agenda was waived, since all attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that shall be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were made by unanimous vote and without any restrictions:

(i) They validated the Work Request Form for the Financial Operation Work Committee (STCA-2009003) and took cognizance of the Working Plan of the Board of Directors’ Assistance Committee for this month, recording the following activities and recommendations:

(a) The People Management Committee: (a.i) examined the proposal of overall compensation of the Managers, the Company’s Fiscal Council, and the controlled companies, and (a.ii) evaluated the results of the 2008 Target Plan and the determination of the variable compensation of the Board of Executive Officers,

(b) The Related-Party Committee submits to the appreciation of the Board its understanding that the processes of selection of suppliers and service providers and of contracting the purchase and sale of electric power, which are conducted by means of competitive procedures, such as auctions, assume the compliance with market’s normal conditions and, therefore, even if they involve transactions with Related Parties for the shareholders of the control group, they would not require prior analysis by the Committee, and

(c) The Comission of Financial Operation Work examined the assumptions of Promissory Notes and Debentures issue by controlled companies, with the approval of CPFL Energia;

(ii) They took cognizance of the minutes of the 67th Fiscal Council’s Meeting, held on February 27, 2009;

(iii) They took cognizance of the Report of the CEO (highlights) about the main facts related to the Company’s business and sector indicators;

(iv) They approved the minutes of the 133rd, 134th and 135th Board of Directors’ Meetings, held on March 4, 13 and 19, 2009, respectively;

v) They approved, in compliance with item “q” of Article 18 and with clause III of Article 23 of the Company’s Bylaws pursuant to the Board of Executive Officers’ Resolution 2009017, the (a) extinction of the position of Chief Strategy and Regulation Executive Officer, (b) creation of the position of Chief Business Development Executive Officer, (c) assignment of the duties of corporate strategy development and regulatory management coordination of the Company and controlled companies to the Chief Executive Officer, with the consequent amendment to the wording of the Company’s Bylaws;

(vi) They ratified, as controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and pursuant to the Board of Executive Officers’ Resolution 2009029, the acquisition of electric power, through Public Call for Electric Power Purchase, in the amount of up to eight million, nine hundred and eighty-nine thousand, six hundred and eighteen reais and fifty centavos (R$ 80,989,618.50), and the constitution of guarantee;

(vii) They approved, in compliance with item “u” of Article 18 of the Company’s Bylaws and pursuant to the Board of Executive Officers’ Resolution 2009019, the contracting, by the Company, of a Letter of Bank Guarantee with Banco Itaú BBA S.A., to deposit with National Bank of Economic and Social Development (“BNDES”) and Onleding Agents (together with BNDES, “Beneficiaries”), in the total amount of up to ninety million reais (R$ 90,000,000.00), for a year, with quarterly payment in arrears, as guarantee of the share corresponding to Chapecoense Geração S.A. (“Chapecoense”), in the financing of Foz do Chapecó hydroelectric utilization;

(viii) They approved, in compliance with item “u” of Article 18 of the Company’s Bylaws and pursuant to the Board of Executive Officers’ Resolution 2009020, the granting, by the Company, as surety to ensure the payment of commercial promissory notes, in the total amount of four hundred and ninety-five million reais (R$ 495,000,000.00) (“Total Amount”), whose maturities shall vary between a hundred and eighty (180) and three hundred and sixty (360) days and shall be entitled to a compensation equivalent to the accumulated variance of a hundred and eighteen percent (118%) of the average daily rate of interbank deposits denominated "Extra Group Interbank Deposit Overnight Rate", expressed annually in percentage form, based on two hundred fifty-two (252) business days, calculated and disclosed daily by CETIP S.A – OTC Clearing House via the daily bulletin available on its Internet page (http://www.cetip.com.br), calculated on an exponential and cumulative basis, pro rata tempore per business days elapsed, incurring on the promissory notes’ unit face value from the date of subscription and payment up to the maturity date (“Remuneration" and “Promissory Notes”, respectively), which shall be issued by the following subsidiaries: (a) Companhia Paulista de Força e Luz ("CPFL Paulista"), (b) Rio Grande Energia S.A. (“RGE”), (c) CPFL Geração de Energia S.A. ("CPFL Geração"), (d) Companhia Sul Paulista de Energia ("CPFL Sul Paulista"), (e) Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista"), and (f) Companhia Jaguari de Energia ("CPFL Jaguari" and, together with CPFL Paulista, RGE, CPFL Geração, CPFL Sul Paulista and CPFL Leste Paulista, “Subsidiaries”), this surety sh all cover the Total Amount of the debt represented by the Promissory Notes offered publicly by each of the Subsidiaries, on the respective issuance date, added by the Remuneration and the applicable default charges, and recommended the Company’s representatives in the management departments of the subsidiaries the favorable vote for the issuance of Promissory Notes, under the supervision of HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco UBS Pactual S.A., and  custody of Banco Bradesco S.A., in compliance with the Board of Executive Officers’ Resolutions 2009054, 2009023, 20091590, 2009022, 2009022, and 2009021, authorizing the Board of Executive Officers to execute the instruments that shall formalize the approved surety, which shall include, among other provisions, the signing, as a guarantor, of the Promissory Notes;

(ix) They approved the overall amount of the Board of Directors, Board of Executive Officers and Fiscal Council members’ fees, which shall be subject to resolution at General Shareholders’ Meeting, pursuant to Article 10 of the Company’s Bylaws;

(x) They approved the bonus payment to the Board of Executive Directors, based on the 2008 Target Plan and the results evaluation by the People Management Committee; and

(xi) They recommended the Company’s representatives in the management departments of the controlled companies and at the Shareholders’ General Meetings/ Partners Meetings, the favorable vote for the approval/ratification of the following matters: (a) CPFL PAULISTA, CPFL PIRATININGA, CPFL BRASIL, and CPFL GERAÇÃO –  ADDENDUM TO THE SERVICE PROVISION AGREEMENTS OF OPERATION, MANAGEMENT AND MONITORING OF THE TOWERS RISC AND INTEL; (b) CPFL PAULISTA, CPFL PIRATININGA, and RGE – OPENING AND CLOSING OF BRANCHES; and CPFL MERIDIONAL – CHANGE OF ADDRESS OF THE HEADQUARTERS.

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to drawn up these minutes, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.